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VIA EDGAR

January 27, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Nano Nuclear Energy Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed December 23, 2025 File No. 333-288982

Dear Ms. Brown:

On behalf of our client, Nano Nuclear Energy Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter, dated January 16, 2026, received by the Company from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the above-referenced Amendment No. 3 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed with the Commission concurrently with the submission of this response letter.

Amendment No. 3 to Registration Statement on Form S-3

January 2025 Acquisition of KRONOS and LOKI Assets, page 1

1.	We note your response to prior comment 2. We also note that your disclosure regarding the USNC Assets appears to be inconsistent. For instance, the first sentence of the second paragraph appears to carve out Consent Assets as “not actually transferred”; and the first sentence of the third paragraph appears to indicate that you did not close on the Consent Assets. The distinction may not be clear to investors. Please revise for consistency throughout, including with respect to how you define the USNC Assets and whether all or some portion of the USNC Assets acquisition closed. In addition, consider whether sequencing events chronologically would improve clarity.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 4 to further clarify that the Consent Assets were excluded from the closing of the Company’s acquisition of the USNC Assets in January 2025 due to the requirement of the Canadian Consents and the potential for unknown liabilities. Accordingly, the Consent Assets were retained by USNC subject to the Company’s right to acquire them following receipt of the Canadian Consents. The Company has also revised its disclosure to make clear that all other components of the USNC Assets, other than the Consent Assets, were acquired on January 10, 2025.

Acquisition of GFPL and 2025 Progress with Chalk River Project, page 2

2.	We note your response to prior comment 3. Please revise to provide the information you include in your supplemental response letter regarding the stated reasons for the bankruptcy.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 4 to provide the Company’s understanding of the reasons for USNC’s bankruptcy.

3.

We note your response to prior comment 4. Please revise to describe the nature of the direct consultations with the CNSC  and whether any such consultations occurred prior to the initial closing in January 2025 which was intended to acquire the License Application. Also, we note your statement that no judgement as to ownership was needed. Given the uncertainty surrounding the initial acquisition, it is unclear how you reached this determination. Please disclose whether you have received a formal confirmation from CNSC (and their legal authority to provide such confirmation) or an opinion of counsel.

Further, with respect to your mention of the bankruptcy court in the final sentences of items (b) and (c) of your response, it appears that the bankruptcy court approved the sale in December 2024, which was before the issue regarding ownership of the license was discovered. As such, your disclosure is unclear how the bankruptcy approval ensures that you have acquired legal ownership of the License Application pursuant to the GFPL acquisition. Please clarify.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 4 to describe the nature of the Company’s communications with the CNSC, which were only first conducted following the January 2025 closing of the Company’s acquisition of the USNC Assets (which, again, excluded the Consent Assets).

Further, the Staff is advised that (as disclosed in Amendment No. 3) there were two bankruptcy court approvals involved in the acquisition of the USNC Assets: one in December 2024 and the other in September 2025. As disclosed in Amendment No.3, as amended by Amendment No. 4 with the Staff’s comment in mind, in December 2024, the bankruptcy court approved the sale of the USNC Assets, which approval included the Company’s right to purchase the Consent Assets and assign its purchase rights. As noted in the Company’s response to Comment 1 above and as disclosed in Amendment No. 4, all other components of the USNC Assets, other than the Consent Assets, were acquired on January 10, 2025. The Company respectfully advises the Staff that this clarity should be helpful to investors and should avoid any confusion as securing the rights to the KRONOS and LOKI assets and projects (notably at UIUC) is particularly material to the Company as highlighted in all of the Company’s 2025 disclosures.

In addition, as disclosed in Amendment No. 3 but further clarified in Amendment No. 4 in response to the Staff’s comment, during the Company’s post-January 2025 closing due diligence and communications with the CNSC regarding the potential purchase of the Consent Assets, the Company learned that GFPL, and not the Canadian Partnership, was in fact the holder of the Chalk River License Application. After several months, the Company was further informed by the CNSC that the Chalk River License Application could not be transferred and that only GFPL itself could complete the Chalk River License Application and obtain the license for the Chalk River Project or, alternatively, the Company or its subsidiaries or designees would need to file a new application with the CNSC. As a result, on August 14, 2025, the Company entered into a purchase agreement (the “GFPL Purchase Agreement”) with relevant parties to purchase all of the equity interests of GFPL and any other assets of GFPL that were specified in the GFPL Purchase Agreement (including the rights to the Chalk River License Application). The GFPL Purchase Agreement and the transactions contemplated thereby were subject to the approval of the bankruptcy court, which was obtained on September 2, 2025, and the Company’s acquisition of GFPL was closed on October 16, 2025. Upon closing of the GFPL transaction, GFPL became the Company’s wholly owned subsidiary and the Company has the right to proceed with the Chalk River License Application through GFPL. As of the date of this response, the Chalk River License Application is still pending approval by the CNSC. The foregoing disclosure has been incorporated into Amendment No. 4.

General

4.

We note your responses to prior comments 7, 8, and 9. However, it remains unclear how you arrived at the projected dates for your various proposed launches of proposed business lines. In this regard, the proposed target dates appear to be very uncertain. For instance, and without limitation, you refer to targets (i) in “late 2020’s with the objective of achieving a ground demonstration as early as 2030 or 2031” and (ii) “in the 2030’s”; refer to construction permitting dates in some instances rather than completion dates; and continue to refer to certain launch dates without discussing intermediate steps in appropriate detail, including due diligence, contract negotiations, site evaluation/acquisition, and other steps. Also, we note that your timelines appear subject to significant other variables such that your actual timing seems undetermined.

In light of the above, it is unclear how the current disclosure regarding your timeline is instructive to investors. Accordingly, please carefully revise to provide enhanced discussions of your timeline, including relevant assumptions and variables, as well as detailed discussions of your current progress toward completion of those steps. Your disclosures should also explain applicable federal and state licensing requirements, including the anticipated timeline(s) to complete such requirements.

In response to the Staff’s comment, the Company has revised its disclosures regarding the projected dates or anticipated timelines for the Company’s various commercial launches of its proposed business lines in Amendment No. 4, including relevant assumptions and variables. In particular, in the “Overview” section of the prospectus summary, the Company has inserted prominent cautionary disclosure regarding the Company’s basis for its beliefs (including management’s experience, expertise and communications with regulators and other stakeholders such as contractors) as well as references to the risks which could cause the Company’s estimates not to be met. As the Staff is aware, such cautionary language is consistent with the forward-looking statement safe harbor provisions of the federal securities laws.

5.	In addition, please address your capacity to conduct workstreams and launches “in parallel” given your human resource limitations. Please note that if you do not have sufficient basis to provide meaningfully precise timing and sufficient basis to expect that you will meet such timing for your proposed business lines, you should provide prominent disclosure throughout the prospectus in that regard, including in the opening paragraph of the Overview, Our Challenges, and at each mention of your business line(s).

The Staff is respectfully advised that the Company believes it has sufficient human resources and a sufficient basis to provide meaningfully precise timing (and an expectation that the Company will meet the anticipated timing) for commercial launches of the Company’s proposed business lines. In response to the Staff’s comment, prominent disclosures (including cautionary language) have been added to the “Overview” and “Our Challenges” subsections in the “Prospectus Summary” and to the “Risk Factors” section of the prospectuses contained in Amendment No. 4. The Company respectfully submits, given the prominence and clarity of this disclosure, that repeating it in all places where the Company’s business lines are mentioned would be overly redundant.

6.	Please ensure that conforming revisions appear in the primary and at-the-market prospectuses.

The Company has made conforming revisions in the primary and at-the-market prospectuses in Amendment No. 4.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned at ranslow@egsllp.com or my partner Lawrence Rosenbloom at lrosenbloom@egsllp.com. We can also be reached by telephone at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow
Partner
Ellenoff Grossman & Schole LLP

cc:	Nano Nuclear Energy Inc.